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                           CARREKER CORPORATION
                     4055 VALLEY VIEW LANE, SUITE 1100
                             DALLAS, TEXAS 75244




July 6, 2000


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE:      Carreker Corporation (Formerly Carreker-Antinori, Inc.)
         Registration Statement on Form S-3 (Registration No. 333-83983) Filed July 29, 1999

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by Carreker Corporation (the "Company"), to withdraw the above-referenced filing which was filed with the Securities and Exchange Commission (the "Commission") by the Company on July 29, 1999.

The Company has determined that, for business reasons, it wishes to withdraw the above referenced filing. Accordingly, the Company requests that the Commission consent to this application on the grounds that withdrawal of the filing is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the filing as soon as it is available.

If you have any questions regarding this application, please contact the Company's legal counsel, John B. McKnight, Esq. of Locke Liddell & Sapp LLP at (214) 740-8675.

Very truly yours,


CARREKER CORPORATION


By: /s/ Terry L. Gage
   ------------------
Name:   Terry L. Gage
Title:  Executive Vice President, Chief Financial Officer